

                                                                                                                    Item 1
                                                        AERCO Limited

                                                    Report to Noteholders

Payment Date: 15 September 2000.
Calculation Date: 11 September, 2000.       All numbers in US$ unless otherwise stated

(i)  ACCOUNT ACTIVITY SUMMARY (Between Calculation Dates)
----------------------------------------------------------------------------------------------------------------------------
                                                                                                               Balance on
                                                         Prior Balance       Deposits       Withdrawals     Calculation Date
----------------------------------------------------------------------------------------------------------------------------
                                                            9-Aug-00                                          11-Sep-00

Aircraft Purchase Account (note ii)                       360,787,023.13            0.00    (1,128,205.13)   359,658,818.00
Expense Account (note iii)                                  6,530,807.70    2,483,606.77    (1,628,372.20)     7,386,042.27
Collection Account (note iv)                               96,268,349.21   45,971,129.43   (40,160,349.21)   102,079,129.43
---------------------------------------------------------------------------------------------------------------------------
 -  Liquidity Reserve                                      65,000,000.00                                      65,000,000.00
 -  Security Deposit                                       16,108,000.00                                      16,208,000.00
 -  Other Collections                                      15,160,349.21                                      20,871,129.43
---------------------------------------------------------------------------------------------------------------------------
Total                                                     102,799,156.91   48,454,736.20   (40,660,516.28)   109,465,171.70
---------------------------------------------------------------------------------------------------------------------------

(ii) ANALYSIS OF AIRCRAFT PURCHASE ACCOUNT ACTIVITY
-------------------------------------------------------------------------
Balance on Previous Calculation Date (9 August, 2000)     360,787,023.13
Proceeds from Bond Issuance                                         0.00
Interest Earned during period                                       0.00
Purchase of Aircraft                                                0.00
Economic Swap Payments                                     (1,128,205.13)
                                                         ----------------
Balance on relevant Calculation Date (11 September, 2000) 359,658,818.00
-------------------------------------------------------------------------

(iii) ANALYSIS OF EXPENSE ACCOUNT ACTIVITY
-------------------------------------------------------------------------
Balance on Previous Calculation Date (9 August, 2000)       6,530,807.70
Transfer from Collection Account                            2,455,014.15
Additional amount to cover refinancing expenses                     0.00
Interest Earned during period                                  28,592.62
Payments during period between previous Calculation Date
     and the relevant Calculation Date:                                0
 - Payments on previous Payment Date                         (715,333.15)
 - Other payments                                            (913,039.05)
                                                         ----------------
Balance on relevant Calculation Date (11 September, 2000)   7,386,042.27
-------------------------------------------------------------------------

(iv) ANALYSIS OF COLLECTION ACCOUNT ACTIVITY
-------------------------------------------------------------------------
Balance on Previous Calculation Date (9 August, 2000)      96,268,349.21
Collections during period                                  20,668,026.08
Swap receipts                                                 303,103.35
Transfer to Expense Account                                (2,292,305.63)
Increase in Liquidity Reserve Amount                                0.00
Transfer from the Aircraft Purchase Account                         0.00
Aggregate Note Payments                                   (12,705,335.06)
Swap payments                                                (162,708.52)
                                                         ----------------
Balance on relevant Calculation Date (11 September, 2000) 102,079,129.43
-------------------------------------------------------------------------
                                                                                                                     Report 1
                                                                                                                   AERRCH0900
                                                                                                                  Page 1 of 5

                                                                        AERCO Limited

                                                                    Report to Noteholders

(iv) ANALYSIS OF COLLECTION ACCOUNT ACTIVITY (Cont'd)   All numbers in US$ unless otherwise stated
         =========================================================================================
                                                                                       <

                              ANALYSIS OF CURRENT PAYMENT DATE DISTRIBUTIONS
                              Priority of Payments
                        (i)   Required Expense Amount                               7,818,460.48
                       (ii)   a) Class A Interest                                   6,049,506.78
                              b) Swap Payments                                        181,909.03
                      (iii)   First Collection Account Top-up                      30,000,000.00
                       (iv)   Class A Minimum Principal                                     0.00
                        (v)   Class B Interest                                        993,182.52
                       (vi)   Class B Minimum Principal                                     0.00
                      (vii)   Class C Interest                                      1,174,545.55
                     (viii)   Class C Minimum Principal                                     0.00
                       (ix)   Class D Interest                                        627,274.32
                        (x)   Class D Minimum Principal                                     0.00
                       (xi)   Second Collection Account Top-up                     51,208,000.00
                      (xii)   Class A Scheduled Principal                                   0.00
                     (xiii)   Class B Scheduled Principal                                   0.00
                      (xiv)   Class C Scheduled Principal                              65,655.94
                       (xv)   Class D Scheduled Principal                                   0.00
                      (xvi)   Modification Payments                                         0.00
                     (xvii)   Soft Bullet Note Step Up Interest                             0.00
                    (xviii)   Class A Supplemental Principal                       10,201,722.49
                      (xix)   Class E Interest                                        477,180.26
                       (xx)   Class B Supplemental Principal                                0.00
                      (xxi)   Class A Outstanding Principal                                 0.00
                     (xxii)   Class B Outstanding Principal                                 0.00
                    (xxiii)   Class C Outstanding Principal                                 0.00
                     (xxiv)   Class D Outstanding Principal                                 0.00
                      (xxv)   Subordinated Swap Payments                                    0.00
                     (xxvi)   Subordinated Tax Related Disposition Payments                 0.00
                    (xxvii)   Class E Accrued Unpaid Interest                               0.00
                   (xxviii)   Class E Outstanding Principal                                 0.00
                                                                                ----------------
         Total Payments with respect to Payment Date                              108,797,437.37
               Less Collection Account Top-Ups ((iii) and (xi)above)              (81,208,000.00)
                                                                                ----------------
                                                                                   27,589,437.37
                                                                                ================
         =========================================================================================
                                                                                                                     Report 1
                                                                                                                   AERRCH0900
                                                                                                                  Page 2 of 5



                                                            AERCO Limited

                                                        Report to Noteholders

                                             All numbers in US$ unless otherwise stated

(v)  PAYMENT ON THE NOTES

     -----------------------------------------------------------------------------------------------------------------
     (a) FLOATING RATE NOTES                                  A-1         A-2              A-3              A-4
         -------------------
         Applicable LIBOR                                     N/A        6.61875%         6.61875%         6.61875%
         Applicable Margin                                               0.32000%         0.46000%         0.52000%
         Applicable Interest Rate                                        6.93875%         7.07875%         7.13875%
         Interest Amount Payable                             0.00    1,185,365.97     3,444,008.51     1,420,132.30
         Step Up Interest Amount                             0.00            0.00             0.00             0.00

         Opening Principal Balance                           0.00  198,386,457.12   565,000,000.00   231,018,862.18
         Minimum Principal Payment Amount                    0.00            0.00             0.00             0.00
         Scheduled Principal Payment Amount                  0.00            0.00             0.00             0.00
         Supplemental Principal Payment Amount               0.00    2,795,976.45             0.00     7,405,746.04
         Outstanding Principal Payment Amount                0.00            0.00             0.00             0.00
         Total Principal Distribution Amount                 0.00    2,795,976.45             0.00     7,405,746.04
         Redemption Amount
          - amount allocable to principal                    0.00            0.00             0.00             0.00
          - premium allocable to premium                     0.00            0.00             0.00             0.00
                                                   -------------------------------------------------------------------
     Outstanding Principal Balance (Sept 15, 2000)           0.00  195,590,480.67   565,000,000.00   223,613,116.14
     -----------------------------------------------------------------------------------------------------------------

(v)  PAYMENT ON THE NOTES
     --------------------------------------------------------------------------------------------------------------
     (a) FLOATING RATE NOTES                                    B-1         B-2            C-1             C-2
         -------------------
         Applicable LIBOR                                  6.61875%        6.61875%       6.61875%        6.61875%
         Applicable Margin                                 0.60000%        1.05000%       1.35000%        2.05000%
         Applicable Interest Rate                          7.21875%        7.66875%       7.96875%        8.66875%
         Interest Amount Payable                         464,890.85      528,291.67     577,375.80      597,169.75
         Step Up Interest Amount                               0.00            0.00           0.00            0.00

         Opening Principal Balance                    74,787,636.35   80,000,000.00  84,141,293.29   79,998,553.08
         Minimum Principal Payment Amount                      0.00            0.00           0.00            0.00
         Scheduled Principal Payment Amount                    0.00            0.00      57,211.27        8,444.67
         Supplemental Principal Payment Amount                 0.00            0.00           0.00            0.00
         Outstanding Principal Payment Amount                  0.00            0.00           0.00            0.00
         Total Principal Distribution Amount                   0.00            0.00      57,211.27        8,444.67
         Redemption Amount
          - amount allocable to principal                      0.00            0.00           0.00            0.00
          - premium allocable to premium                       0.00            0.00           0.00            0.00
                                                   ----------------------------------------------------------------
     Outstanding Principal Balance (Sept 15, 2000)    74,787,636.35   80,000,000.00  84,084,082.02   79,990,108.41
     --------------------------------------------------------------------------------------------------------------

     -----------------------------------------------------------------------------
     (b) FIXED RATE NOTES                              D-1                    D-2
         ----------------
         Applicable Interest Rate                      N/A                8.5000%
         Interest Amount Payable                                       627,274.32

         Opening Principal Balance                  80,000,000.00   88,556,375.00
         Minimum Principal Payment Amount                    0.00            0.00
         Scheduled Principal Payment Amount                  0.00            0.00
         Additional Notes Issued during Period               0.00            0.00
         Redemption Amount
          - amount allocable to principal           80,000,000.00            0.00
          - amount allocable to premium                      0.00            0.00
         Actual Pool Factor                                             1.0000000
                                                   -------------------------------
     Outstanding Principal Balance (Sept 15, 2000)           0.00   88,556,375.00
     -----------------------------------------------------------------------------
                                                                                                                     Report 1
                                                                                                                   AERRCH0900
                                                                                                                  Page 3 of 5


                                                            AERCO Limited

                                                        Report to Noteholders

                                             All numbers in US$ unless otherwise stated

(vi) FLOATING RATE NOTE INFORMATION FOR NEXT INTEREST ACCRUAL PERIOD (Aggregate Amounts)
     -----------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                        A-1         A-2          A-3          A-4          B-1         B-2        C-1         C-2

     Applicable LIBOR                0.00000%    6.62125%     6.62125%     6.62125%     6.62125%    6.62125%   6.62125%    6.62125%
     Applicable Margin               0.19000%    0.32000%     0.46000%     0.52000%     0.60000%    1.05000%   1.35000%    2.05000%
     Applicable Interest Rate        0.19000%    6.94125%     7.08125%     7.14125%     7.22125%    7.67125%   7.97125%    8.67125%
------------------------------------------------------------------------------------------------------------------------------------

(vii) CURRENT PERIOD PAYMENTS Per $100,000 Initial Outstanding Principal Balance of Notes)
      ------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
(a)  FLOATING RATE NOTES

                                         A-1          A-2          A-3         A-4          B-1         B-2        C-1         C-2

     Opening Principal Amount           0.00     1,983.86     5,650.00    2,310.19       747.88      800.00     841.41      799.99
     Total Principal Payments       3,400.00        27.96         0.00       74.06         0.00        0.00       0.57        0.08
                                   ------------------------------------------------------------------------------------------------
     Closing Outstanding
       Principal Balance           (3,400.00)    1,955.90     5,650.00    2,236.13       747.88      800.00     840.84      799.90

     Total Interest                     0.00        11.85        34.44       14.20         4.65        5.28       5.77        5.97
     Total Premium                      0.00         0.00         1.00        2.00         0.00        1.00       2.00        3.00
-----------------------------------------------------------------------------------------------------------------------------------
--------------------------------------------
(b)  FIXED RATE NOTES
                                         D-2

     Opening Principal Amount         885.56
     Total Principal Payments           0.00
                                   ---------
     Outstanding Principal
          Balance                     885.56

     Total Interest                     6.27
     Total Premium                      0.00
-------------------------------------------


                                                                                                                     Report 1
                                                                                                                   AERRCH0900
                                                                                                                  Page 4 of 5



                                                        AERCO Limited

                                                    Report to Noteholders

                                          All numbers in US$ unless otherwise stated


(viii) (a) SUMMARY OF TRANSFERRING AIRCRAFT

                                                                                                                     Allocation of
                                                                                                      Appraised    Aircraft Purchase
         Status                                                                         Number          Value           Account
                                                                                                         $'000            $'000


         Aircraft transferred to date                                                      14          309,763          235,341
         Aircraft targeted to be transferred                                               16          414,289          359,659
                                                                                   ------------------------------------------------
         Total                                                                             30          724,052          595,000
                                                                                   ------------------------------------------------




   (b) AIRCRAFT TRANSFERRED AS OF SEPTEMBER 11, 2000

           No                 Serial No.      Lessee                           Appraised Value
                                                                                   $'000
           1                    24651         Braathens                               18,810
           2                    25041         Virgin Express Ireland Ltd              23,237
           3                    27074         Blue Panorama                           26,867
           4                    25789         British Airways                         20,513
           5                    23345         Delta                                   14,530
           6                     411          JMC                                     30,617
           7                    24856         Frontier                                21,987
           8                    26442         Frontier                                23,063
           9                    26440         Frontier                                23,483
           10                    354          JMC                                     29,980
           11                   24901         Blue Panorama                           24,597
           12                   11320         TAM                                     12,783
           13                   11322         TAM                                     12,673
           14                   25594         LOT                                     26,623
                                                                               --------------
                         Total Aircraft Transferred                                  309,763
                                                                               --------------


                                                                                                                     Report 1
                                                                                                                   AERRCH0900
                                                                                                                  Page 5 of 5




------------------------------------------------------------------------------------------------------------------------------------
(a) FLOATING RATE NOTES                     A-2             A-2           A-3            A-3             A-4               A-4
    -------------------
                                      Exchanged      Not Exchanged    Exchanged     Not Exchanged      Exchanged      Not Exchanged
                                        99.4137931%     0.5862069%     79.3805310%    20.6194690%      76.5957440%       23.4042560%
 Applicable LIBOR                          6.61875%       6.61875%        6.61875%       6.61875%         6.61875%          6.61875%
 Applicable Margin                         0.32000%       0.32000%        0.46000%       0.46000%         0.52000%          0.52000%
 Applicable Interest Rate                  6.93875%       6.93875%        7.07875%       7.07875%         7.13875%          7.13875%
 Interest Amount Payable              1,102,390.35       6,500.39    2,557,493.39     664,321.02     1,017,582.79        310,928.07
 Step Up Interest Amount                   0.00000%       0.00000%

 Opening Principal Balance          197,223,502.02   1,162,955.10  448,500,000.00 116,500,000.00   176,950,617.89     54,068,244.31
 Minimum Principal Payment Amount             0.00           0.00            0.00           0.00             0.00              0.00
 Scheduled Principal Payment
    Amount                                    0.00           0.00            0.00           0.00             0.00              0.00
 Supplemental Principal Payment
     Amount                           2,779,586.24           0.00            0.00           0.00     5,672,486.28      1,733,259.76
 Outstanding Principal Payment
    Amount                                    0.00           0.00            0.00           0.00             0.00              0.00
 Total Principal Distribution
     Amount                           2,779,586.24           0.00            0.00           0.00     5,672,486.28      1,733,259.76
 Redemption Amount
  - amount allocable to principal             0.00           0.00            0.00           0.00             0.00              0.00
  - premium allocable to premium              0.00           0.00            0.00           0.00             0.00              0.00
                                    -----------------------------------------------------------------------------------------------
 Outstanding Principal Balance
  (Sept. 15, 2000)                  194,443,915.78   1,162,955.10  448,500,000.00 116,500,000.00   171,278,131.59     52,334,984.55
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
(a) FLOATING RATE NOTES                     B-2           B-2           C-1              C-1           C-2                 C-2
    -------------------
                                       Exchanged    Not Exchanged   Exchanged      Not Exchanged     Exchanged       Not Exchanged
                                        51.2500000%    48.7500000%    95.2941177%      4.7058823%      63.7500000%       36.2500000%
 Applicable LIBOR                          6.61875%       6.61875%       6.61875%        6.61875%         6.61875%          6.61875%
 Applicable Margin                         1.05000%       1.05000%       1.35000%        1.35000%         2.05000%          2.05000%
 Applicable Interest Rate                  7.66875%       7.66875%       7.96875%        7.96875%         8.66875%          8.66875%
 Interest Amount Payable                253,281.77     240,926.56     514,708.07       25,417.68       356,141.15        202,511.63
 Step Up Interest Amount

 Opening Principal Balance           41,000,000.00  39,000,000.00  80,181,703.06    3,959,590.23    51,000,000.00     29,000,000.00
 Minimum Principal Payment
     Amount                                   0.00           0.00           0.00            0.00             0.00              0.00
 Scheduled Principal Payment
     Amount                                   0.00           0.00      54,518.97        2,692.30         5,383.48          3,061.19
 Supplemental Principal Payment
     Amount                                   0.00           0.00           0.00            0.00             0.00              0.00
 Outstanding Principal Payment
     Amount                                   0.00           0.00           0.00            0.00             0.00              0.00
 Total Principal Distribution
     Amount                                   0.00           0.00      54,518.97        2,692.30         5,383.48          3,061.19
 Redemption Amount
  - amount allocable to principal             0.00           0.00           0.00            0.00             0.00              0.00
  - premium allocable to premium              0.00           0.00           0.00            0.00             0.00              0.00
                                     ----------------------------------------------------------------------------------------------
 Outstanding Principal Balance
     (Sept 15, 200)                  41,000,000.00  39,000,000.00  80,127,184.09    3,956,897.93    50,994,616.52     28,996,938.81
-----------------------------------------------------------------------------------------------------------------------------------